SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                            Nowa Sarzyna Holding B.V.
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


         Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its subsidiary companies, Nowa Sarzyna Holding B.V. ("Nowa"), a company organized under the laws of The Netherlands is a foreign utility company under Section 33 of the Act.

The business address of Nowa is Schouwburgplein 30-34, 3012 CL Rotterdam. Nowa is wholly owned by Enron. Nowaindirectly owns interests in or operates facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

         Through Elektrocieplownia Nowa Sarzyna Sp. z.o.o., Nowa owns an interest in a 116 MW natural gas combined cycle heat and power generating plant in Nowa Sarzyna, Poland; and

         A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon (see Exhibit A attached hereto). PGE does not own or control any interest in the Companies or their subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with the Companies or their subsidiaries.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February  6th  2004              ENRON CORP.
               -----


                                       By:  /s/ Raymond M. Bowen, Jr.
                                            ------------------------------------
                                            Raymond M. Bowen, Jr.


                                            Executive Vice President and
                                            Chief Financial Officer




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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.